Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter 2025 Financial Results

BEIJING, November 6, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended September 30, 2025.

Third Quarter 2025 Highlights1

•	Net revenues in the third quarter of 2025 were RMB1,778.1 million (US$249.8 million), compared to RMB1,774.5 million in the corresponding period of 2024.

•

Net income attributable to Autohome in the third quarter of 2025 was RMB436.6 million (US$61.3 million), compared to RMB441.3 million in the corresponding period of 2024, while net income attributable to ordinary shareholders in the third quarter of 2025 was RMB419.4 million (US$58.9 million), compared to RMB425.7 million in the corresponding period of 2024.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the third quarter of 2025 was RMB406.9 million (US$57.2 million), compared to RMB497.2 million in the corresponding period of 2024.

•	Share repurchase: As of October 31, 2025, the Company had repurchased 5,483,238 American depositary shares (“ADSs”) for a total cost of approximately US$145.9 million.

•

Cash dividend: The Company’s board of directors has approved a cash dividend of US$1.20 per ADS (or US$0.30 per ordinary share) payable in U.S. dollars (the “Dividend”) to holders of ADSs and ordinary shares of record as of the close of business on December 31, 2025. The aggregate amount of the Dividend will be approximately RMB1 billion and is expected to be paid to holders of ordinary shares and ADSs of the Company on or around February 12, 2026 and February 19, 2026, respectively. Including this Dividend, together with the previously approved cash dividend of RMB0.5 billion declared on September 30, 2025, the Company has declared a total cash dividends of approximately RMB1.5 billion for the year 2025.

Mr. Chi Liu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “In the third quarter, we continued to advance our AI and O2O strategies. We significantly strengthened the integration of AI technologies with our products, fostering business innovation while enhancing both user experience and customer operational efficiency. Furthermore, we steadily improved our O2O platform by integrating online and offline resources, optimizing the end-to-end user experience, and building a comprehensive ecosystem spanning from traffic acquisition to transaction completion and after-sales service. A notable milestone was the soft launch of Autohome Mall in September, which marked significant progress in our O2O strategy and further improves our new retail business model. Looking ahead, we will continue exploring synergies between Autohome and CARtech to propel Autohome’s development to the next level.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.1190 on September 30, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We achieved positive results in content diversification, supported by our professional coverage of international auto shows and an enriched interactive ecosystem featuring a diverse creator matrix centered on the automotive vertical. These efforts contributed to our continued user growth, with QuestMobile data showing our average number of mobile daily active users growing by 5.1% year-over-year to reach 76.56 million in September. Meanwhile, our online marketplace and others revenues increased by 32.1% year-over-year in the third quarter, driven by the robust performance of our new retail business. Through continuous innovation in both products and business models, we are committed to building a more efficient automotive ecosystem service system, creating sustained value for the industry and supporting Autohome’s long-term stable growth.”

Unaudited Third Quarter 2025 Financial Results

Net Revenues

Net revenues in the third quarter of 2025 were RMB1,778.1 million (US$249.8 million), compared to RMB1,774.5 million in the corresponding period of 2024.

•	Media services revenues were RMB298.0 million (US$41.9 million) in the third quarter of 2025, compared to RMB326.0 million in the corresponding period of 2024.

•

Leads generation services revenues were RMB663.7 million (US$93.2 million) in the third quarter of 2025, compared to RMB830.7 million in the corresponding period of 2024. The decline was primarily due to the decrease in the number of paying dealers.

•	Online marketplace and others revenues were RMB816.4 million (US$114.7 million) in the third quarter of 2025, compared to RMB617.8 million in the corresponding period of 2024.

Cost of Revenues

Cost of revenues was RMB646.0 million (US$90.7 million) in the third quarter of 2025, compared to RMB407.7 million in the corresponding period of 2024, primarily due to higher transaction costs associated with the Company’s innovative business in lower-tier cities. Share-based compensation expense included in cost of revenues in the third quarter of 2025 was RMB5.2 million (US$0.7 million), compared to RMB3.1 million in the corresponding period of 2024.

Operating Expenses

Operating expenses were RMB1,024.5 million (US$143.9 million) in the third quarter of 2025, compared to RMB1,352.2 million in the corresponding period of 2024.

•

Sales and marketing expenses were RMB620.5 million (US$87.2 million) in the third quarter of 2025, compared to RMB876.5 million in the corresponding period of 2024, primarily due to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in the third quarter of 2025 were RMB19.0 million (US$2.7 million), compared to RMB15.2 million in the corresponding period of 2024.

•

General and administrative expenses were RMB125.4 million (US$17.6 million) in the third quarter of 2025, compared to RMB136.5 million in the corresponding period of 2024. Share-based compensation expenses included in general and administrative expenses in the third quarter of 2025 were RMB21.0 million (US$2.9 million), compared to RMB15.2 million in the corresponding period of 2024.

•

Product development expenses were RMB278.6 million (US$39.1 million) in the third quarter of 2025, compared to RMB339.2 million in the corresponding period of 2024, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in the third quarter of 2025 were RMB29.5 million (US$4.1 million), compared to RMB27.3 million in the corresponding period of 2024.

Operating Profit

Operating profit was RMB147.0 million (US$20.7 million) in the third quarter of 2025, compared to RMB82.6 million in the corresponding period of 2024.

Income Tax Expense/Benefit

Income tax expense was RMB18.4 million (US$2.6 million) in the third quarter of 2025, compared to income tax benefit of RMB139.0 million in the corresponding period of 2024. The income tax benefit was primarily attributable to the prior-year tax filing adjustments, which was mainly benefit from preferential income tax rates and tax holidays for certain subsidiaries in the PRC.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB436.6 million (US$61.3 million) in the third quarter of 2025, compared to RMB441.3 million in the corresponding period of 2024.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB419.4 million (US$58.9 million) in the third quarter of 2025, compared to RMB425.7 million in the corresponding period of 2024. Basic and diluted earnings per share (“EPS”) were RMB0.89 (US$0.13) and RMB0.89 (US$0.13), respectively, in the third quarter of 2025, compared to basic and diluted EPS of RMB0.88 and RMB0.87, respectively, in the corresponding period of 2024. Basic and diluted earnings per ADS were RMB3.58 (US$0.50) and RMB3.56 (US$0.50), respectively, in the third quarter of 2025, compared to basic and diluted earnings per ADS of RMB3.50 and RMB3.49, respectively, in the corresponding period of 2024.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB406.9 million (US$57.2 million) in the third quarter of 2025, compared to RMB497.2 million in the corresponding period of 2024. Non-GAAP basic and diluted EPS were RMB0.87 (US$0.12) and RMB0.86 (US$0.12), respectively, in the third quarter of 2025, compared to non-GAAP basic and diluted EPS of RMB1.02 and RMB1.02, respectively, in the corresponding period of 2024. Non-GAAP basic and diluted earnings per ADS were RMB3.47 (US$0.49) and RMB3.45 (US$0.48), respectively, in the third quarter of 2025, compared to non-GAAP basic and diluted earnings per ADS of RMB4.09 and RMB4.08, respectively, in the corresponding period of 2024.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents and short-term investments of RMB21.89 billion (US$3.08 billion). Net cash provided by operating activities in the third quarter of 2025 was RMB66.6 million (US$9.4 million).

Cash Dividend

The Company’s board of directors has approved the Dividend of US$1.20 per ADS (or US$0.30 per ordinary share) payable in U.S. dollars to holders of ADSs and ordinary shares of record as of the close of business on December 31, 2025, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of the Dividend will be approximately RMB1 billion. For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 31, 2025 (Beijing/Hong Kong Time). The Dividend is expected to be paid to holders of ordinary shares and ADSs of the Company (through the depositary bank and subject to the terms of the deposit agreement) on or around February 12, 2026 and February 19, 2026, respectively.

Employees

The Company had 4,259 employees as of September 30, 2025, including 1,206 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Thursday, November 6, 2025 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BId6bf2fb502a4415887553b9e6e54f36a

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except share and per share / per ADS data)

	For three months ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues:
Media services	325,967	298,024	41,863
Leads generation services	830,748	663,672	93,225
Online marketplace and others	617,817	816,398	114,679

Total net revenues	1,774,532	1,778,094	249,767
Cost of revenues	(407,668)	(645,960)	(90,737)

Gross profit	1,366,864	1,132,134	159,030

Operating expenses:
Sales and marketing expenses	(876,538)	(620,477)	(87,158)
General and administrative expenses	(136,532)	(125,361)	(17,609)
Product development expenses	(339,159)	(278,619)	(39,137)

Total operating expenses	(1,352,229)	(1,024,457)	(143,904)

Other operating income, net	67,981	39,353	5,528
Operating profit	82,616	147,030	20,654

Interest and investment income, net	193,816	161,814	22,730
Share of results of equity method investments	12,788	132,685	18,638

Income before income taxes	289,220	441,529	62,022
Income tax benefit/(expense)	138,982	(18,390)	(2,583)

Net income	428,202	423,139	59,439
Net loss attributable to noncontrolling interests	13,138	13,505	1,897

Net income attributable to Autohome	441,340	436,644	61,336
Accretion of mezzanine equity	(44,232)	(48,595)	(6,826)
Accretion attributable to noncontrolling interests	28,593	31,359	4,405

Net income attributable to ordinary shareholders	425,701	419,408	58,915

Earnings per share attributable to ordinary shareholders
Basic	0.88	0.89	0.13
Diluted	0.87	0.89	0.13
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.50	3.58	0.50
Diluted	3.49	3.56	0.50
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	486,207,510	468,680,167	468,680,167
Diluted	487,409,002	471,184,607	471,184,607

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share / per ADS data)

	For three months ended September 30,
	2024	2025
	RMB	RMB	US$
Net income attributable to Autohome	441,340	436,644	61,336
Plus: income tax (benefit)/expense	(137,642)	19,730	2,771
Plus: depreciation of property and equipment	28,527	26,800	3,765
Plus: amortization of intangible assets	9,650	9,595	1,348

EBITDA	341,875	492,769	69,220

Plus: share-based compensation expenses	60,786	74,738	10,498

Adjusted EBITDA	402,661	567,507	79,718

Net income attributable to Autohome	441,340	436,644	61,336
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,346
Plus: share-based compensation expenses	60,786	74,738	10,498
Plus: investment loss arising from one of financial products[3]	(2,286)	—	—
Plus: gain on equity method investments, net	(12,788)	(132,685)	(18,638)
Plus: tax effects of the adjustments	527	18,621	2,616

Adjusted net income attributable to Autohome	497,162	406,901	57,158

Net income attributable to Autohome	441,340	436,644	61,336
Net margin	24.9%	24.6%	24.6%
Adjusted net income attributable to Autohome	497,162	406,901	57,158
Adjusted net margin	28.0%	22.9%	22.9%
Non-GAAP earnings per share
Basic	1.02	0.87	0.12
Diluted	1.02	0.86	0.12
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.09	3.47	0.49
Diluted	4.08	3.45	0.48
Weighted average shares used to compute non-GAAP earnings per share:
Basic	486,207,510	468,680,167	468,680,167
Diluted	487,409,002	471,184,607	471,184,607

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,693,597	3,012,339	423,141
Restricted cash	88,515	86,396	12,136
Short-term investments	21,621,992	18,880,945	2,652,191
Accounts receivable, net	1,358,849	1,398,749	196,481
Amounts due from related parties, current	63,957	24,381	3,425
Prepaid expenses and other current assets	336,941	287,945	40,447

Total current assets	25,163,851	23,690,755	3,327,821

Non-current assets
Restricted cash, non-current	5,000	5,000	702
Property and equipment, net	204,049	197,489	27,741
Goodwill and intangible assets, net	4,069,637	4,014,020	563,846
Long-term investments	339,247	459,973	64,612
Deferred tax assets	308,246	278,999	39,191
Amounts due from related parties, non-current	3,521	7,122	1,000
Other non-current assets	128,074	119,993	16,855

Total non-current assets	5,057,774	5,082,596	713,947

Total assets	30,221,625	28,773,351	4,041,768

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,931,869	1,786,566	250,957
Advance from customers	106,276	111,231	15,625
Deferred revenue	276,894	530,101	74,463
Income tax payable	185,976	26,415	3,710
Amounts due to related parties	38,250	12,821	1,801
Dividends payable	990,529	491,908	69,098

Total current liabilities	4,529,794	2,959,042	415,654

Non-current liabilities
Other liabilities	23,103	32,085	4,506
Deferred tax liabilities	468,078	460,085	64,628

Total non-current liabilities	491,181	492,170	69,134

Total liabilities	5,020,975	3,451,212	484,788

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,931,529	2,073,133	291,211

EQUITY
Total Autohome shareholders’ equity	23,951,737	24,065,558	3,380,469
Noncontrolling interests	(682,616)	(816,552)	(114,700)

Total equity	23,269,121	23,249,006	3,265,769

Total liabilities, mezzanine equity and equity	30,221,625	28,773,351	4,041,768